FIRST MERCHANTS CORPORATION
                                200 EAST JACKSON
                           MUNCIE, INDIANA 47305-2814


The  undersigned   registrant  hereby  amends  the  following  items,  financial statements, exhibits or other portions of its Annual Report on Form 10-K for the year ended December 31, 2001:

      Exhibits:

         23       Consent of independent certified public accountants

         28 Annual report on Form 11-K for First Merchants Corporation Employee Stock Purchase Plan (1999) and report of Plan's independent public accountants with respect to the financial statements

The above amendments are being filed to include the information required by Form 11-K.



                                                FIRST MERCHANTS CORPORATION
                                                (Registrant)





                                                By   /s/Mark K. Hardwick
                                                     ___________________________
                                                     Mark K. Hardwick
                                                     Senior Vice President and
                                                     Chief Financial Officer




Date:  October 11, 2002

                                                                      EXHIBIT 23



               CONSENT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS


We consent to the incorporation by reference in the Registration Statement on Form S-8 (File Number 33-28900) of our report dated October 11, 2002, on the audit of the financial statements of First Merchants Corporation Employee Stock Purchase Plan (1999) for the three year period ended June 30, 2002 included in
Exhibit 28.



BKD, LLP

Indianapolis, Indiana
October 11, 2002

                                   EXHIBIT 28



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K



                   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                     For the fiscal year ended June 30, 2002



                           FIRST MERCHANTS CORPORATION
                       EMPLOYEE STOCK PURCHASE PLAN (1999)
                            (Full title of the plan)



                           FIRST MERCHANTS CORPORATION
          (Name of issuer of the securities held pursuant to the plan)



                             200 East Jackson Street
                              Muncie, Indiana 47305
                     (Address of principal executive office)

                         Independent Accountants' Report


Compensation Committee of the
    Board of Directors
First Merchants Corporation
Muncie, Indiana


We have audited the accompanying statements of financial condition of First Merchants Corporation Employee Stock Purchase Plan (1999) (formerly the 1994
Plan) as of June 30, 2002 and 2001, and the related statements of income and changes in Plan equity for each of the three years in the period ended June 30, 2002. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First Merchants Corporation Employee Stock Purchase Plan (1999) as of June 30, 2002 and 2001, and the results of its operations for each of the three years in the period ended June 30, 2002, in conformity with accounting principles generally accepted in the United States of America.





BKD, LLP



Indianapolis, Indiana
October 11, 2002

Federal Employer Identification Number:  44-0160260

See Notes to Financial Statements                                    Page 6 of 9

                           First Merchants Corporation
                       Employee Stock Purchase Plan (1999)
                        Statements of Financial Condition
                             June 30, 2002 and 2001

Assets

                                                         2002               2001
                                                 ----------------------------------------

      Investments - interest-bearing deposits      $        659,250    $        505,482
                                                   ================    ================
  Plan Equity                                      $        659,250    $        505,482
                                                   ================    ================

                           First Merchants Corporation
                       Employee Stock Purchase Plan (1999)
                 Statements of Income and Changes in Plan Equity
                    Years Ended June 30, 2002, 2001 and 2000


                                                                 2002                2001               2000
                                                          -----------------------------------------------------------

      Investment income - interest                          $          8,644   $         10,720    $         11,119
      Contributions from participants                                671,453            528,573             511,644
                                                            ----------------   ----------------    ----------------
                                                                     680,097            539,293             522,763
                                                            ----------------   ----------------    ----------------

      Withdrawals and terminations paid in cash                       22,748             37,037              47,148
      Purchase and distribution of stock                             503,581            481,543             422,421
                                                            ----------------   ----------------    ----------------
                                                                     526,329            518,580             469,569
                                                            ----------------   ----------------    ----------------

      Income and changes in Plan equity for the year                 153,768             20,713              53,194

      Plan equity at beginning of year                               505,482            484,769             431,575
                                                            ----------------   ----------------    ----------------
      Plan equity at end of year                            $        659,250   $        505,482    $        484,769
                                                            ================   ================    ================

                                                                     Page 8 of 9
                           First Merchants Corporation
                       Employee Stock Purchase Plan (1999)
                          Notes to Financial Statements
                             June 30, 2002 and 2001


Note 1:  Summary of Significant Accounting Policies

        Organization - The Plan was originally adopted by the Board of Directors of First Merchants Corporation (Corporation) in February 1989, and commenced operations in July 1989. Effective July 1, 1994, the Plan was amended by the adoption of the 1994 Employee Stock Purchase Plan (1994
        Plan), and effective July 1, 1999, amended again by the adoption of the 1999 Employee Stock Purchase Plan (1999 Plan). The 1999 Plan was adopted by the Board of Directors of the Corporation in February 1999 and approved by Corporation stockholders in April 1999. A total of 275,625 shares of the Corporation's common stock are to be reserved for issuance pursuant to the 1999 Plan. The purpose of the Plan is to provide eligible employees of the Corporation and participating subsidiaries the opportunity to purchase Corporation common stock through annual offerings financed by payroll deductions.

        Investments, consisting of interest-bearing deposit accounts at a subsidiary of the Corporation, are carried at cost which approximates current value.



Note 2:  General Information

        The Plan provides for the purchase of up to 275,625 shares of the Corporation's common stock by eligible employees through a maximum of five offerings of twelve month durations. Prior to each offering period, eligible employees elect to have up to 20 percent of their compensation deducted from their pay and accumulated with interest until the end of that offering period, but not to exceed $25,000 per offering period.

        At the end of each offering period, the balance of each participant's payroll deduction account is applied to the purchase of the largest number of full shares of the Corporation's common stock possible. The price at which the shares are deemed to have been purchased is determined by the Compensation Committee of the Corporation and is equal to 85 percent of the lesser of the fair market value of the Corporation's common stock at the beginning or at the end of that offering period. Shares to be purchased under the Plan may be obtained by the Corporation from its authorized but previously unissued shares, from open market transactions or from private sources.

        In July 2002 and 2001, the Corporation issued 35,613 and 28,466 shares of its common stock for the offering period ended June 30, 2002 and 2001, at $18.49 and $17.69 per share.

        At June 30, 2002, the Plan had 355 participants.

                           First Merchants Corporation
                       Employee Stock Purchase Plan (1999)
                          Notes to Financial Statements
                             June 30, 2002 and 2001


Note 3:  Income Tax Status

        The Plan is not and will not be qualified under Section 401(a) of the Internal Revenue Code of 1986, as amended (Code). The Plan is intended to qualify as an employee stock purchase plan under Section 423 of the Code. Consequently, the difference between the purchase price and the fair market value of the stock purchased under the Plan is not includable in the participant's gross income for federal income tax purposes, unless a disqualifying distribution occurs.